MDS Diagnostic Services In Discussions to Sell Interest in
Calgary Laboratory Services Partnership

Toronto, Canada, December 6, 2005 - MDS Diagnostic Services, a division of MDS Inc. (TSX: MDS; NYSE: MDZ), a company providing a range of enabling products and services to the global life sciences markets, today announced that it is in discussions to sell its interest in the Calgary Laboratory Services partnership to the Calgary Health Region. A business agreement is under negotiation and is expected to be signed later this month.

Under the terms of the agreement, the Calgary Health Region would purchase MDS's 25% interest in Calgary Laboratory Services. In 2005, MDS Diagnostic Services recorded approximately $70 million in revenues and $1.5 million in net income related to this partnership. Completion of the transaction would be subject to approval by the Calgary Health Region Board and Alberta Health and Wellness.

MDS Diagnostic Services, a business unit of MDS Inc., is a leading provider of laboratory testing and management services. MDS Inc. has more than 8,800 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven health and life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further MDS information contact:

Investor Contact : Yvette Lokker Manager, Investor Relations 416-675-6777 ext. 2993 ylokker@mdsintl.com	Media Contact: Norm Berberich Senior Manager, Communications 416-675-6777 ext. 2800 nberberich@mdsintl.com